Kalorama Capital, LLC

Statement of Financial Condition

December 31, 2019

Assets

Current Assets		
Cash and cash equivalents	$	17,775
Total current assets		17,775
Equipment, net		924
Total assets	$	18,699

Liabilities and member's equity

Current liabilities		
Accrued expenses	$	462
Total current liabilities		462
Member's equity		18,237
Total liabilities and member's equity	$	18,699

See Notes to Financial Statements.